Exhibit 99.2
Income Statement by activity
Unaudited

	For the three months ended June 30, 2017			For the three months ended June 30, 2016
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Net revenues	27,925	27,883	71	27,893	27,847	69
Cost of revenues	23,495	23,475	49	24,154	24,132	45
Selling, general and other costs	1,906	1,899	7	1,897	1,889	8
Research and development costs	854	854	—	806	806	—
Result from investments	106	58	48	79	40	39
Reversal of a Brazilian indirect tax liability	895	895	—	—	—	—
Gains on disposal of investments	49	49	—	5	5	—
Restructuring costs	44	43	1	60	59	1
Net financial expenses	369	369	—	491	491	—
Profit before taxes	2,307	2,245	62	569	515	54
Tax expense	1,152	1,148	4	248	243	5
Result from intersegment investments	—	58	—	—	49	—
Net profit	1,155	1,155	58	321	321	49

Adjusted EBIT	1,867	1,804	63	1,628	1,573	55

	For the six months ended June 30, 2017			For the six months ended June 30, 2016
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Net revenues	55,644	55,550	148	54,463	54,374	134
Cost of revenues	47,083	47,036	101	46,957	46,907	95
Selling, general and other costs	3,747	3,731	16	3,653	3,636	17
Research and development costs	1,700	1,700	—	1,565	1,565	—
Result from investments	202	108	94	141	68	73
Reversal of a Brazilian indirect tax liability	895	895	—	—	—	—
Gains on disposal of investments	49	49	—	5	5	—
Restructuring costs	79	78	1	67	66	1
Net financial expenses	805	805	—	1,003	1,003	—
Profit before taxes	3,376	3,252	124	1,364	1,270	94
Tax expense	1,580	1,572	8	565	559	6
Result from intersegment investments	—	116	—	—	88	—
Net profit	1,796	1,796	116	799	799	88

Adjusted EBIT	3,402	3,277	125	3,007	2,912	95

Statement of Financial Position by activity
Unaudited

	At June 30, 2017			At December 31, 2016
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Goodwill and intangible assets with indefinite useful lives	14,067	14,067	—	15,222	15,222	—
Other intangible assets	11,403	11,400	3	11,422	11,419	3
Property, plant and equipment	29,582	29,580	2	30,431	30,429	2
Investments and other financial assets	3,002	3,354	1,212	3,204	3,607	1,111
Deferred tax assets	2,400	2,348	52	3,699	3,644	55
Inventories	12,781	12,781	—	12,121	12,121	—
Assets sold with a buy-back commitment	2,405	2,405	—	1,533	1,533	—
Trade receivables	2,569	2,569	18	2,479	2,480	30
Receivables from financing activities	2,655	1,177	2,555	2,578	884	2,537
Tax receivables	264	269	3	299	293	6
Other assets	3,988	3,979	9	3,917	3,901	16
Cash and cash equivalents	12,306	12,152	154	17,318	17,167	151
Assets held for sale	—	—	—	120	120	—
Assets held for distribution	59	59	—	—	—	—
TOTAL ASSETS	97,481	96,140	4,008	104,343	102,820	3,911
Equity and Liabilities
Equity	20,053	20,053	1,556	19,353	19,353	1,474
Employee benefits	9,228	9,226	2	9,863	9,861	2
Provisions	14,615	14,606	11	15,837	15,826	11
Deferred tax liabilities	236	236	—	194	194	—
Debt	19,140	17,941	2,282	24,048	22,638	2,293
Trade payables	22,626	22,636	5	22,655	22,673	2
Other financial liabilities	176	175	1	697	690	7
Other liabilities	11,407	11,267	151	11,599	11,488	122
Liabilities held for sale	—	—	—	97	97	—
TOTAL EQUITY AND LIABILITIES	97,481	96,140	4,008	104,343	102,820	3,911

Statement of Cash Flows by activity
Unaudited

	For the six months ended June 30, 2017			For the six months ended June 30, 2016
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Cash flows from operating activities:
Net profit	1,796	1,796	116	799	799	88
Amortization and depreciation	3,113	3,112	1	2,966	2,965	1
Change in inventories, trade and other receivables and payables	(356)	(417)	61	(47)	(48)	1
Dividends received	46	52	—	109	127	—
Change in provisions	(353)	(355)	2	676	676	—
Change in deferred taxes	459	461	(2)	94	95	(1)
Other changes	(187)	(221)	(82)	56	30	(62)
Total	4,518	4,428	96	4,653	4,644	27
Cash flows used in investing activities:
Investments in property, plant and equipment and intangible assets	(4,437)	(4,436)	(1)	(3,873)	(3,872)	(1)
Investments in joint ventures, associates and unconsolidated subsidiaries	(1)	(1)	—	(102)	(102)	—
Proceeds from disposal of other investments	27	27	—	61	61	—
Net change in receivables from financing activities	(231)	(60)	(171)	(133)	(89)	(44)
Change in securities	174	145	29	53	55	(2)
Other changes	(1)	(1)	—	(5)	(6)	1
Total	(4,469)	(4,326)	(143)	(3,999)	(3,953)	(46)
Cash flows used in financing activities:
Net change in Debt and other financial assets/liabilities	(4,369)	(4,437)	68	(2,850)	(2,911)	61
Increase in share capital	—	—	—	14	14	—
Dividends paid	—	—	(6)	(17)	(17)	(18)
Other changes	(4)	(4)	—	(137)	(137)	—
Total	(4,373)	(4,441)	62	(2,990)	(3,051)	43
Translation exchange differences	(688)	(676)	(12)	(182)	(203)	21
Total change in Cash and cash equivalents	(5,012)	(5,015)	3	(2,518)	(2,563)	45
Cash and cash equivalents at the beginning of the period	17,318	17,167	151	20,662	20,528	134
Cash and cash equivalents at the end of the period	12,306	12,152	154	18,144	17,965	179